650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

May 3, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:	Mark P. Shuman
Gabriel Eckstein
Amanda Kim
Stephen Krikorian

Re:	Marketo, Inc.
Registration Statement on Form S-1
File No. 333-187689

Ladies and Gentlemen:

On behalf of Marketo, Inc. (“Marketo” or the “Company”), we submit this supplemental letter in further response to Comment 4 of the letter dated April 25, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), and in response to our conversations with the Staff on May 2, 2013, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).  All share numbers and prices are presented in this letter on a pre-split basis.

Additional Response to Comment No. 4

To summarize the Company’s prior responses to the Staff’s Comment 4 and previous Comment 19, in March 2012, an existing unaffiliated stockholder of the Company purchased an aggregate of 405,334 shares from five employee stockholders of the Company, and in August 2012, the same stockholder purchased 30,000 shares of the Company’s common stock from one employee stockholder (collectively, the “Secondary Transactions”). The purchase price in each of the Secondary Transactions was $6.60 per share, which was equal to the price per share of the Company’s Series F preferred stock, which this stockholder had purchased from the Company in November 2011 as part of a larger round of financing.  At the time of each applicable valuation since the date of the first Secondary Transaction, the Company and its independent, third-party valuation firm considered the potential impact of these Secondary Transactions in its determination of the fair market value of the Company’s common stock. As previously described, the Company and the valuation firm

Securities and Exchange Commission

May 3, 2013

concluded that these Secondary Transactions did not provide meaningful evidence of the fair market value of the Company’s common stock at the time because they were not market transactions and not otherwise ‘‘orderly’’ within the meaning of ASC 820-10-35-54I and as contemplated in the current working draft of Chapter 8 of the AICPA’s Accounting and Valuation Guide.

As requested by the Staff, however, the Company has now considered the potential financial impact if the Secondary Transactions were deemed to be orderly and therefore given weight in the Company’s determination of common stock fair value during 2012 and the first quarter of 2013 and has assessed whether the impact of such revised fair value and the resulting increased stock-based compensation charge would be material to the Company’s financial results for such periods.

In determining the appropriate weighting of the Secondary Transactions, the Company followed the guidance of ASC 820-10-35-51F, which provides in part:

“The amount of weight placed on that transaction price when compared with other indications of fair value will depend on the facts and circumstances such as all of the following:

1.              The volume of the transaction;

2.              The comparability of the transaction to the asset or liability being measured at fair value; and

3.              The proximity of the transaction to the measurement date.”

In considering these factors in light of the Secondary Transactions, the Company noted that:

•                  The Secondary Transactions were of limited volume.  They (i) involved less than 1% of the Company’s total capitalization at the time, (ii) were made by one lone purchaser, (iii) were made from only six employee sellers and (iv) involved only two sets of transactions;

•                  The Secondary Transactions involved unique facts and circumstances that significantly limit their comparability for purposes of the fair value determination.  In particular, the purchaser in these transactions: (i) was an unaffiliated third party, (ii) had limited holdings in the Company, (iii) had been unable to purchase as many shares as it wanted in the Company’s Series F preferred stock financing, (iv) was interested in increasing the size of its investment in the Company and (v) appeared to place limited value on the preferences of the preferred stock. In addition, at the time of these transactions, the Company was not contemplating any additional financings (and ultimately did not conduct any additional pre-IPO financings) and therefore there were no other opportunities for the purchaser to increase its position in the Company; and

Securities and Exchange Commission

May 3, 2013

•                  As the first set of the Secondary Transactions occurred just prior to the first applicable valuation date of March 31, 2012 and the second Secondary Transaction occurred almost two months prior to the applicable valuation date in September 30, 2012, these transactions are reasonably proximate to certain of the measurement dates but somewhat distant from the other measurement dates of June 30, 2012, December 31, 2012 and March 31, 2013.

Further, as ASC 820-10-35-51F does not purport to limit the factors to be considered when determining the appropriate weighting, the Company also considered the following factors:

•                  The purchaser had limited information when making its decision to purchase the shares of common stock;

•                  The purchaser was not affiliated with the Company or otherwise an “insider” of the Company;

•                  The transactions did not take place on any organized exchange or other market or involve any marketing activities; and

•                  The transactions were not a part of a pattern or series of transactions in the Company’s common stock.

After considering and balancing all of these factors, as well as all of the other factors discussed in the Company’s prior responses to the Staff, the Company determined that the appropriate weighting of the Secondary Transactions would be 10% if the Secondary Transactions had been deemed orderly.  A summary of the impact of this weighting on the Company’s fair value determinations in 2012 and the first quarter of 2013, and the resulting potential increase in the Company’s stock-based compensation expense for the relevant periods, is shown in Annex A to this letter.  Based on the minimal quantitative impact of this potential additional stock-based compensation expense on the Company’s financial results for 2012, for each of the quarters within 2012, and the first quarter of 2013, as well as the absence of any qualitative factors to the contrary, the Company concluded that the impact of such a weighting would be immaterial to the Company’s financial results for such periods.

Out of an abundance of caution, the Company further considered whether a weighting of 20%, instead of 10%, for the Secondary Transactions, would lead to a different conclusion.  A summary reflecting the impact of this weighting is also shown in Annex A.  At a 20% weighting the quantitative impact remains minimal and the Company would still conclude that the overall impact of such a weighting would be immaterial to the Company’s financial results for such periods.

***

Securities and Exchange Commission

May 3, 2013

Please direct any questions or comments regarding the contents of this letter to me at (650) 849-3223 or tjeffries@wsgr.com and Aaron Alter at (650) 320-4693 or aalter@wsgr.com.  We are available to discuss this letter at the Staff’s convenience.  Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Tony Jeffries

Tony Jeffries

Enclosures

cc:                                Phillip M. Fernandez, Marketo, Inc.

Fred Ball, Marketo, Inc.

Sharon S. Zezima, Marketo, Inc.

Aaron J. Alter, Wilson Sonsini Goodrich & Rosati, P.C.

Michael E. Coke, Wilson Sonsini Goodrich & Rosati, P.C.

Anthony J. McCusker, Goodwin Procter LLP

Richard A. Kline, Goodwin Procter LLP

ANNEX A

Summary of the Impact of Hypothetical Weighting of Secondary Transactions

Common Stock Fair Value

Grant Quarter	Number of Options and RSUs Granted	Existing Common Stock Fair Value	Hypothetical 10% Weighting Common Stock Fair Value
Q2-2012	3,702,185	$2.28	$2.71
Q3-2012	1,557,500	$2.37	$2.79
Q4-2012	350,500	$2.47	$2.88
Q1-2013	3,541,300	$3.71	$4.00

Grant Quarter	Number of Options and RSUs Granted	Existing Common Stock Fair Value	Hypothetical 20% Weighting Common Stock Fair Value
Q2-2012	3,702,185	$2.28	$3.14
Q3-2012	1,557,500	$2.37	$3.22
Q4-2012	350,500	$2.47	$3.30
Q1-2013	3,541,300	$3.71	$4.29

Impact on Compensation Expense

	Q2-2012	Q3-2012	Q4-2012	FY 2012	Q1-2013
Resulting Increase in Stock-Based Compensation Expense at Hypothetical 10% Weighting	$30,930	$114,932	$75,346	$221,207	$95,947
Resulting Increase as a Percentage of Net Loss for the Period	0.31%	1.18%	0.94%	0.64%	1.01%

	Q2-2012	Q3-2012	Q4-2012	FY 2012	Q1-2013
Resulting Increase in Stock-Based Compensation Expense at Hypothetical 20% Weighting	$61,860	$239,036	$150,691	$451,587	$191,893
Resulting Increase as a Percentage of Net Loss for the Period	0.62%	2.45%	1.88%	1.31%	2.01%